Exhibit 99.1

Agomab Announces Appointments of Marino Garcia and

Dr. Naimish Patel to Board of Directors

Antwerp, Belgium, September 11, 2026 – Agomab Therapeutics NV (Nasdaq: AGMB) (“Agomab” or the “Company”), a clinical-stage biopharmaceutical company focused on fibro-inflammatory diseases, today announced that shareholders approved all resolutions submitted for consideration at the Company's Special and Extraordinary General Shareholders' Meeting held on September 11, 2026. The approved resolutions included the appointments of Marino Garcia and Naimish Patel, M.D. as non-executive members of the Company's Board of Directors and the proposed consolidation and split adjustment of outstanding pre-Initial Public Offering (IPO) warrants.

“We are grateful for the support of our shareholders and excited to formally welcome Marino and Naimish to our Board,” said Tim Knotnerus, Chief Executive Officer of Agomab. “Both bring exceptional and complementary experience that will be highly valuable as we continue to advance our portfolio of potential disease-modifying therapies for fibro-inflammatory diseases. We look forward to benefiting from their perspectives as we work to create meaningful value for patients and shareholders alike.”

Marino Garcia commented, “I am honored to join Agomab's Board at such an exciting stage in the Company's development. Agomab has built a compelling pipeline targeting fibro-inflammatory diseases with significant unmet need, supported by a talented leadership team and strong scientific foundation. I look forward to working closely with the Board and management team to help advance the Company's strategy and long-term vision.”

Naimish Patel, M.D., added, “I am delighted to join Agomab's Board and contribute to the Company's mission of developing innovative therapies for patients with fibro-inflammatory diseases. The combination of strong science, clear clinical focus and commitment to addressing significant unmet medical needs creates an exciting opportunity. I look forward to bringing my experience in translational medicine and clinical development to support Agomab's continued progress.”

The Company also announced that shareholders approved the proposed consolidation and split adjustment of outstanding pre-IPO warrants, aligning such warrants with the share split implemented in connection with Agomab's IPO in February 2026.

The materials relating to the Special and Extraordinary General Shareholders’ Meeting, including the biographies of the newly appointed Board members, are available on the Company's website.

About Agomab

Agomab is a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for fibro-inflammatory diseases with high unmet medical need. Agomab’s product candidates are designed to target established, potent pathways and utilize organ-restricted approaches, with the aim of increasing efficacy while minimizing safety liabilities. Fostering a culture of excellence, Agomab’s mission is to pioneer therapeutics that aim to resolve fibro-inflammation and restore organ function to enable people with these disorders to live fuller and healthier lives.

Cautionary Note regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, express and implied statements regarding the anticipated contributions of Marino Garcia and Naimish Patel, M.D. to the Company's Board of Directors, the Company's strategy and long-term vision, and the continued advancement of our portfolio of potential disease-modifying therapies for fibro-inflammatory diseases. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to advance our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Contacts

Investors

Sofie Van Gijsel

VP of Investor Relations

E-Mail: sofie.vangijsel@agomab.com

Phone: +1 781 296 1143

Media

Gretchen Schweitzer

Trophic Communications

E-Mail: agomab@trophic.eu

Phone: +49 172 861 8540